UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
PHOTOMEDEX, INC.
(Name of Issuer)
Common Stock Par Value $.01 per share
(Title of Class of Securities)
CUSIP 719358301
March 28, 2011
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1 (b)
☑ Rule 13d-1 (c)
☐ Rule 13d-1 (d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	719358301	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clutterbuck Funds LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		234,650

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		234,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	234,650

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.64%

12	TYPE OF REPORTING PERSON

	IV

CUSIP No.	719358301	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CF Special Situation Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		234,650

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		234,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	234,650

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.64%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	719358301	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CF Special Situation Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		234,650

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		234,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	234,650

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.64%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	719358301	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clutterbuck Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		234,650

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		234,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	234,650

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.64%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	719358301	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert T. Clutterbuck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		3,299

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		234,650

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,299

WITH	8	SHARED DISPOSITIVE POWER

		234,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	237,949

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.75%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	719358301	Page	7	of	11	Pages
Item 1.
(a)	Name of Issuer:

PhotoMedex, Inc., a Nevada corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Office:

147 Keystone Drive, Montgomeryville, Pennsylvania 18936.
Item 2.
(a)	Name of Persons Filing

This statement is being filed by each of Clutterbuck Funds LLC, a Delaware limited liability company (“Clutterbuck”), CF Special Situation Fund I, LP, a Delaware limited partnership (“CF I”), by virtue of its affiliation with Clutterbuck, CF Special Situation Fund II, LP, a Delaware limited partnership (“CF II”), by virtue of its affiliation with Clutterbuck, Clutterbuck Capital Management LLC, a Delaware limited liability company (“Manager”), by virtue of its being the manager of CF I and CF II, and Robert T. Clutterbuck (“Robert”), by virtue of his ownership of 3,299 shares of the Company and by virtue of his affiliation with Clutterbuck. Each of the aforementioned entities and Robert are referred to herein individually as a “Reporting Person” and collectively as “Reporting Persons.”

A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

(b)	Address of Principal Officer or, if none, Residence:

200 Public Square, Suite 2910, Cleveland, Ohio 44114

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $.01 per share

(e)	CUSIP Number

719358301
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	719358301	Page	8	of	11	Pages
If this statement is filed pursuant to Rule 13d-1(c), check this box ☑
Item 4. Ownership
(a)	Amount Beneficially Owned

Clutterbuck and its affiliates have warrants to purchase 234,650 shares of Common Stock of the Company. Robert owns an additional 3,299 shares.

(b)	Percent of Class

Clutterbuck and its affiliates have the right to purchase shares representing 7.64% of the outstanding shares of common stock of the Company. Robert, through his direct ownership of shares and through his beneficial ownership of warrants representing 7.64% of the outstanding shares of common stock of the Company, has an aggregate beneficial ownership of 7.75% of the outstanding shares of common stock of the Company. The percentage calculations are based upon 3,069,749 shares of common stock outstanding on March 30, 2011, as reported in the Company’s most recent 10-K filing, filed on March 31, 2011.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Clutterbuck, CF I, CF II and Manager — 0

Robert — 3,299

(ii)	Shared power to vote or to direct the vote

234,650

(iii)	Sole power to dispose or to direct the disposition of

Clutterbuck, CF I, CF II and Manager — 0

Robert — 3,299

(iv)	Shared power to dispose or to direct the disposition of

234,650

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of more than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

CUSIP No.	719358301	Page	9	of	11	Pages

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	719358301	Page	10	of	11	Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2011	Clutterbuck Funds LLC, a Delaware limited liability company
Date
	By:	/s/ Robert T. Clutterbuck
Name: Robert T. Clutterbuck
Title: Managing Partner

CF Special Situation Fund I, LP, a Delaware limited partnership

By: Clutterbuck Funds LLC, its General Partner

	By:	/s/ Robert T. Clutterbuck
Name: Robert T. Clutterbuck
Title: Managing Partner

CF Special Situation Fund II, LP, a Delaware limited partnership

By: Clutterbuck Funds LLC, its General Partner

	By:	/s/ Robert T. Clutterbuck
Name: Robert T. Clutterbuck
Title: Managing Partner

Clutterbuck Capital Management LLC, a Delaware limited liability company

	By:	/s/ Robert T. Clutterbuck
Name: Robert T. Clutterbuck
Title: Managing Partner

/s/ Robert T. Clutterbuck

Robert T. Clutterbuck
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)